Top Plus Series of Variable Annuities

The Ohio National Life Insurance Company

Ohio National Variable Account A

Ohio National Variable Account B

Supplement dated July 26, 2022

to the Update Notice dated April 29, 2022

The following supplements and amends the update notice dated April 29, 2022. Please read this supplement in conjunction with your update notice and retain it for future reference. Capitalized terms used herein have the same definitions as in your update notice.

Appendix A – Funds Available Under the Contract

As of the Substitution Date, the Fidelity® VIP Contrafund® Portfolio, TOPS® Managed Risk Balanced ETF Portfolio, TOPS® Managed Risk Moderate Growth ETF Portfolio, and TOPS® Managed Risk Growth ETF Portfolio will no longer be available investment options under the contract, and all references to these portfolios, and all information regarding such portfolios in Appendix A, are deleted as of such time.

As of the Substitution Date, the following are additional available investment options:

Type/ Investment Objective	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/21)
			1 year	5 year	10 year
Allocation	ON iShares Managed Risk Moderate Growth Portfolio Adviser: Ohio National Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.74%	N/A	N/A	N/A
Allocation	ON iShares Managed Risk Growth Portfolio Adviser: Ohio National Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.74%	N/A	N/A	N/A

Additionally, the information in Appendix A with respect to the following portfolios is amended as follows:

Type/ Investment Objective	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/21)
			1 year	5 year	10 year
Large Cap Blend Equity	ON U.S. Low Volatility Portfolio (formerly ON Janus Henderson U.S. Low Volatility Portfolio) Adviser: Ohio National Investments, Inc. Subadviser: Intech Investment Management LLC (effective August 19, 2022)	0.60%	N/A	N/A	N/A
Allocation	Templeton Foreign VIP Fund (Class 2) Adviser: Templeton Investment Counsel, LLC	1.06%*	4.16%	2.71%	4.00%
Small Cap Blend Equity	Royce Micro-Cap Portfolio (Investment Class Shares) Adviser: Royce & Associates, LLC	1.08%*	29.98%	12.97%	9.24%

*	Annual expenses reflect temporary fee reductions.